Exhibit 99.1

Portuguese version shall prevail

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS MEETING HELD ON SEPTEMBER 29, 2022

1.Date, Time and Place: On September 29, 2022, at 11:00 a.m., in an exclusively digital meeting, by means of the distance electronic participation system made available by Suzano S.A. (“Company”) pursuant to Item II of Paragraph 2 of Section 28 of CVM Resolution No. 81, dated March 29, 2022 (“CVM Resolution No. 81/22”) and in accordance with the provisions set forth in the Shareholders’ Manual disclosed by the Company.

2.Call Notice and Disclosures: Convened in accordance with the Call Notice published on 29, 30 and 31 of August 2022, in the printed version of the newspaper “Correio da Bahia” (pages 10, 22 and 13, respectively), as well as in its website and “O Estado de S. Paulo” in the newspaper website, in compliance with the provisions of Sections 124 and 189 of Law No. 6.404, dated December 15, 1976, as amended (“Brazilian Corporate Law”).

3.Attendance: Shareholders representing 77.80% of the common shares issued by the Company attended the meeting, according to votes casted by means of Distance Voting Ballot and the attendance registration in the remote attendance electronic system made available by the Company pursuant to Item II of Paragraph 2 of Section 28 of CVM Resolution No. 81/22. Also in attendance were Mrs. Renata Lopes, representing Apsis Consultoria e Avaliações Ltda., Mr. José Vital and Mrs. Alessandra Arakaki, representing PricewaterhouseCoopers Auditores Independentes Ltda., respectively, Mr. Rubens Barletta, member of the Company’s Fiscal Council, and Mrs. Virginia Tavares Ribeiro, Company’s legal counsel.

4.Opening and Board: The works were initiated by Mr. Leandro Arean Oncala, pursuant to Section 8 of the Company’s Bylaws. Chairman: Leandro Arean Oncala; Secretary: Marcella Caram Zerey.

5.Agenda: The purpose of this Extraordinary General Shareholders’ Meeting (“EGSM”) is to resolve on: (i) the approval of the Protocol and Justification Instrument of the Merger, by the Company, of: (a) Suzano Trading Ltd. (“Suzano Trading”); (b) Rio Verde Participações e Propriedades Rurais S.A. (“Rio Verde”); (c) Caravelas Florestal S.A. (“Caravelas”); (d) Vitex SP Participações S.A. (“Vitex SP”); (e) Parkia SP Participações S.A. (“Parkia SP”); (f) Sobrasil Comercial S.A. (“Sobrasil”); (g) Vitex ES Participações S.A. (“Vitex ES”); (h) Parkia ES Participações S.A. (“Parkia ES”); (i) Claraíba Comercial S.A. (“Claraíba”); (j) Vitex BA Participações S.A. (“Vitex BA”); (k) Parkia BA Participações S.A. (“Parkia BA”); (l) Garacuí Comercial S.A. (“Garacuí”); (m) Vitex MS Participações S.A. (“Vitex MS”); (n) Parkia MS Participações S.A. (“Parkia MS”); and (o) Duas Marias Comercial S.A. (“Duas Marias” and,

jointly, as “Target Companies”, “Mergers” and “Merger Agreement”); (ii) the ratification of the appointment and engagement of the appraisers Apsis Consultoria e Avaliações Ltda., a company enrolled with CNPJ/ME under No. 08.681.365/0001-30, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua do Passeio, No. 62, 6th floor, Centro, ZIP Code 20021-290, and PricewaterhouseCoopers Auditores Independentes Ltda., a corporation enrolled with CNPJ/ME under No.61.562.112/0001-20, with head offices in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 3732, 16th floor, Suites 1 to 6, at Edifício Adalmiro Dellape Baptista B32, Itaim Bibi, ZIP Code 04538-932 (“Appraisers”) for purposes of determining the net equity of the Target Companies, pursuant to applicable law; (iii) the approval of the appraisal reports of the net equity of the Target Companies, at book value, prepared by the Appraisers in compliance with accounting and legal standards, criteria and requirements (“Appraisal Reports”); (iv) the approval of the Mergers; and (v) the authorization for the Company’s management to perform all and any necessary or convenient actions in order to effectively carry out and implement the resolutions approved, pursuant to applicable law.

6.Documents: The following documents are available to the Company’s Shareholders, at Suzano’s headquarters, on the Company’s investor relations website (ri.suzano.com.br), as well as on the websites of the Brazilian Securities and Exchange Commission (“CVM”) (www.cvm.gov.br) and of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (http://www.b3.com.br): (i) copies of the publications of the Call Notice referred to in item 2 above; (ii) the Management Proposal, containing (a) the Merger Agreement and its exhibits, of which the Appraisal Reports; (b) the main terms of the Mergers, as required by Section 22 of CVM Resolution No. 81/22; and (c) the information of Exhibit L of CVM Resolution No. 81/22.

7.Resolutions: The reading of the documents mentioned in item 6 above was dismissed, provided they are known by the shareholders of the Company, as well as of the consolidated voting map of the votes casted by means of distance voting ballots, which was made available for examination by the shareholders in attendance, pursuant to Paragraph 4 of Section 48 of CVM Resolution No. 81/22, and the Company’s shareholders in attendance of this EGSM resolved as follows, with abstentions being recorded in each case and having authorized the transcription of these minutes in summary form and their publication with omission of the signatures of the shareholders, pursuant to Paragraphs 1 and 2 of Section 130 of the Brazilian Corporate Law:

7.1.To approve, by the majority of the votes, with 1,018,902,958 favorable votes, 163,139 opposing votes, and 506,093 abstentions, the Merger Agreement containing the terms and conditions of the Mergers, and which is hereby attached to these minutes in the form of Exhibit I.

7.2.To approve, by the majority of the votes, with 1,018,841,467 favorable votes, 224,790 opposing votes, and 505,933 abstentions, the ratification of the appointment of the Appraisers for purposes of appraising the net equity of the Target Companies, pursuant to applicable law.

7.3.To approve, by the majority of the votes, with 1,018,840,520 favorable votes, 225,566 opposing votes, and 506,104 abstentions, the Appraisal Reports, appended to the Merger Agreement, which determined the book value of the net equity: (a) on the base date of May 31, 2022, of: (a.1) Suzano Trading, at R$ 1,386,964,264.86 and (a.2) Rio Verde, at R$ 361,815,846.61; (b) on the base date of August 9, 2022, of Caravelas, at R$111,322,660.02; and (c) on the base date of June 30, 2022, of: (c.1) Vitex SP, at R$ 427,314,433.50; (c.2) Parkia SP, at R$ 569,775,389.95; (c.3) Sobrasil, at R$ 569,629,781.78; (c.4) Vitex ES, at R$ 622,709,381.30; (c.5) Parkia ES, at R$ 830,221,800.05; (c.6) Claraíba, at R$ 830,149,310.61; (c.7) Vitex BA, at R$ 847,916,828.06; (c.8) Parkia BA, at R$ 1,130,578,024.49; (c.9) Garacuí, at R$ 1,130,487,893.45; (c.10) Vitex MS, at R$ 598,396,625.92; (c.11) Parkia MS, at R$ 797,805,411.83; and (c.12) Duas Marias, at R$ 797,707,412.22, these being the amounts that comprise the net assets to be transferred to the Company, noting that the Appraisers’ representatives, attending at the EGSM, were available to provide all necessary clarifications regarding the Appraisal Reports.

7.4.To approve, by the majority of the votes, with 1,018,903,048 favorable votes, 163,024 opposing votes, and 506,118 abstentions, the Mergers, effective as of September 30, 2022, under the terms and conditions set forth in the Merger Agreement, with the consequent termination of the Target Companies as of such date.

7.4.1.It is here consigned that it will not be necessary to prepare the reports referred to in Section 264 of the Brazilian Corporate Law, considering that the Company currently holds, directly or indirectly, one hundred percent (100%) of the share capital of each of the Target Companies and in view of the decision of the Board of Commissioners of the Brazilian Securities and Exchange Commission, issued on 15 February 2018 in connection with Proceeding SEI No. 19957.011351/2017-21.

7.4.2.It is also here consigned that the Mergers shall not grant the right of withdrawal to dissenting shareholders of the Company, provided that the applicable law limits such right to shareholders of the of the target company, and the Company currently holds, directly or indirectly, one hundred percent (100%) of the share capital of each of the Target Companies. Thus, there is no point discussing dissenting shareholders.

7.4.3.The Mergers shall not result in a capital increase of the Company and, consequently, there will be no exchange ratio of shares, since the Company currently holds, directly or indirectly, one hundred percent (100%) of the share capital of each of the Target Companies.

7.4.4.The Mergers shall result in the termination of the Target Companies and in the complete transfer, to the Company, of its net equity holdings, in accordance with the Merger Agreement.

7.4.5.The Company will succeed the Target Companies on a universal basis, without discontinuity, with regard to the entirety of their assets, rights, claims, faculties, powers, immunities, actions, exceptions, duties, obligations, liabilities, encumbrances and responsibilities held by the Target Companies, which will be merged by the Company.

7.4.6.The equity variations computed between the base dates of the Mergers’ Appraisal Reports (i.e., May 31, 2022, for Suzano Trading and Rio Verde, August 9, 2022, for Caravelas, and June 30, 2022, for the other Target Companies) and the consummation date of the Mergers will be borne by the Company.

7.4.7.Pursuant to Section 234 of the Brazilian Corporate Law, the Mergers’ certificate issued by the Central Mercantile Registry shall be a suitable document for the registration and annotation, in the competent public and private registries, of the universal succession by the Company of the assets, rights, claims, faculties, powers, immunities, actions, exceptions, duties, obligations, liabilities, encumbrances, and responsibilities that are part of or related to the Target Companies.

7.5.To approve, by the majority of the votes, with 1,019,052,618 favorable votes, 13,295 opposing votes, and 506,277 abstentions, the authorization for the Company’s management to perform all acts necessary to carry out and implement the resolutions approved, pursuant to applicable law.

8.Closure and Approval of the Minutes: Once the resolutions were closed, the EGSM was suspended for the time necessary to transcribe these minutes. The meeting was reopened, these minutes were read, found to be in compliance, approved and signed by those in attendance, having been considered signatories to the minutes, pursuant to Paragraph 1 of Section 47 of CVM Resolution No. 81/22, the shareholders whose Distant Voting Ballots were considered valid by the Company and the shareholders who registered their attendance in the remote attendance electronic system made available by the Company. The voting manifestation and abstention statements were presented, authenticated by the board and filed at the head office. The votes casted via Distance Voting Ballot mechanism, pursuant to CVM Resolution No. 81/22 were filed with the Company. The list of attending shareholders is attached hereto in the form of Exhibit II.

The present minutes are a true copy of the minutes transcribed in the proper book

Salvador, 29 September 2022.

Board:

______________________________	______________________________
Leandro Arean Oncala Chairman	Marcella Caram Zerey Secretary

Portuguese version shall prevail

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

EXHIBT I

Protocol and Justification Instrument of Merger

Portuguese version shall prevail

SUZANO S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

EXHIBIT II

List of Shareholders

Pursuant to Paragraph 1 and 2 of Section 47 of CVM Resolution No. 81/22, the shareholders in attendance are presumed to have signed the minutes of this Extraordinary General Shareholders’ Meeting:

Shareholders present by means of the remote attendance electronic system:

Amundi Esg Global Low Carbon Fund; Amundi Funds; Amundi Index Solutions; Best Investment Corporation; IT Now Ibovespa Fundo de Índice; IT Now Igct Fundo de Índice; IT Now Imat Fundo de Índice; IT Now Ise Fundo de Índice; IT Now Pibb Ibrx-50 Fundo de Índice; Itaú Ações Dividendos FI; Itaú Caixa Ações - Fundo de Investimento; Itaú Dunamis Advanced Fundo de Investimento em Ações; Itaú Dunamis Master Fundo de Investimento em Ações; Itaú Excelência Social Ações FI; Itaú Ftse Rafi Brazil 50 Capped Index FIA; Itaú Governança Corporativa Ações - Fundo de Investimento; Itaú Hunter Total Return Multimercado Fundo de Investimento; Itaú Ibovespa Ativo Master FIA; Itaú IBrX Ativo Master FIA; Itaú Index Ações Ibovespa - Fundo de Investimento; Itaú Index Ações IBrX - Fundo de Investimento; Itaú Master Global Dinâmico Multimercado FI; Itaú Master Global Dinâmico Ultra Multimercado FI; Itaú Phoenix IQ Ações Fundo de Investimento; Itaú Previdência IBrX FIA; Itaú SP/B3 Low Volatility FIA; Itaú Verso U Multimercado FI; Lcl Actions Emergents; MG Funds 1 Blackrock Emerging Markets Equity Fund; Moneda Latin American Equities Fund (delaware LP; Moneda Luxembourg Sicav- Latin America Equities Fund; Most Diversified Portfolio Sicav; Phoenix Umbrella Fund - Phoenix Gbar Fund; Portfolio Edmond de Rothschild Fund; Priviledge; and Quantamental Hedge Master FIM.

By proxy Ricardo Jose Martins Gimenez, CPF: 103.381.768-61

The Bank of New York - ADR Department.

By proxy Ricardo Jose Martins Gimenez, CPF: 103.381.768-61

Alden Fundo de Investimento em Ações; Daniel Feffer; David Feffer; Fundação Arymax; Jorge Feffer; Polpar S/A; Ruben Feffer; and Suzano Holding S.A.

By proxy Maria Cecília Castro Neves Ipiña, CPF: 938.418.767-49

Shareholders present by means of distance voting ballots:

By bookkeeper:

1895 Fonds Fgr; AB Bond Fund, Inc. - AB All Market Real Return Portfolio; Aberdeen Inv Funds Icvc III - Aberdeen Global Emerg M Q e FD; Aberdeen Investment Funds UK Icvc II - Aberdeen em; Abu Dhabi Retirement Pensions and Benefits Fund; Advanced Series Trust - Ast J.P. Morgan S O Portfolio; Advanced Series Trust - Ast Mfs G. A. P.; Advanced Series Trust - Ast Prudential Flexible M-s P; Advanced Series Trust - Ast Prudential Growth Allocation Por; Advanced Series Trust - Ast T. Rowe Price Diversified R G P; Advanced Series Trust - Ast T. Rowe Price Growth Opp. Portf.; Aegon Custody BV; Agfiq Emerging Markets Equity ETF; Alaska Common Trust Fund; Alaska Permanent Fund; Alberta Investment Management Corporation; Alliancebernstein Collective Investment Trust Series; Allianz GL Investors Gmbh ON Behalf of Allianzgi-fonds Dspt; American Century Retirement Date Trust; American Century World Mutual Funds, Inc Emerg Markets Fund; American Heart Association, Inc.; Arero - Der Weltfonds -nachhaltig; Aria CO Pty Ltd as Trustee for Combined Investments Fund; Arizona Psprs Trust; Ascension Alpha Fund, LLC; Asset Management Exchange Ucits Ccf; Ataulfo LLC; Australiansuper Pty Ltd as Trustee for Australiasuper; Aviva I Investment Funds Icvc - Aviva I International I T F; Aviva Investors; Aviva Life Pensions UK Limited; Barclays Multi-manager Fund Public Limited Company; Baron Collective Investment Trust; Baron Emerging Markets Fund; Baron Emerging Markets Fund Ltd.; Baron International Growth Fund; Barra Fundo de Investimento em Ações; Bellsouth Corporation Rfa Veba Trust; Betashares Climate Change Innovation ETF; Bill and Melinda Gates Foundation Trust; Bimcor Global Equity Pooled Fund; Blackrock A. M. S. AG ON B. of I. e. M. e. I. F. (ch); Blackrock Asset Manag IR LT I Its Cap A M F T Bkr I S FD; Blackrock Cdn Msci Emerging Markets Index Fund; Blackrock GA Disciplined Volatility Equity Fund of Managed A; Blackrock GL Allocation Portfolio of Blackrock Ser Fd, Inc; Blackrock Global Alloc V.I. FD of Blackrock Var Ser Fds, Inc; Blackrock Global Allocation Collective Fund; Blackrock Global Allocation Fund (aust); Blackrock Global Funds; Blackrock Global Funds-global Allocation Fund; Blackrock Global Index Funds; Blackrock Institutional Trust Company na; Blackrock Latin American Investment Trust Plc; Blackrock Life Limited - DC Overseas Equity Fund; Blackrock Msci Emerging Markets Minimum Volatility Index F; Blackrock Strategic Funds - Blackrock Dynamic Diversifi; Blackrock Strategic Funds - Blackrock Emerging Markets e S F; Blakrock Global Allocation Fund Inc; Blk Magi Fund; Bmo Investment Funds (uk) Icvc III - Bmo Universal; Bmo Investment Funds (uk) Icvc III - Bmo Universal; Bmo Msci Emerging Markets Index ETF; Bnym Mellon CF SL Emerging Markets Stock Index Fund; Board of Pensions of the Evangelical Lutheran Church IN Amer; Bpi Brasil, Fundo de Investimento Aberto Flexivel; Brasil Capital 30 Master FIA; Brasil Capital 70 XP Seguros Advisory Previdência Fundo de I; Brasil Capital Brasilprev Fife Fundo de Investimento em Acoe; Brasil Capital Master 30 II FIA; Brasil Capital Master B Prev Fundo de Investimento em Ações; Brasil Capital Master FIA; Brasil Capital Prev I Master Fundo de Investimento em Ações; Brasil Capital Sustentabilidade Master FIA; British Columbia Investment Management Corporation; Bureau of Labor Funds - Labor Pension Fund; Bureau of Labor Funds - Labor Retirement Fund; Caisse de Depot ET Placement DU Quebec; California Public Employees Retirement System; California State Teachers Retirement System; Canada Post Corporation Registered Pension Plan; Catholic Responsible Investments International Equ; Causeway Emerging Markets Equity Cit; Causeway Emerging Markets Fund;

Causeway Funds Plc; Causeway International Opportunities Fund; Causeway International Opportunities Group Trust; Causeway Multi-fund LLC - Emerging Markets Equity Series A; Central Provident Fund Board; Chang Hwa CO Bank, Ltd IN Its C as M Cust of N B Fund; Chang Hwa Com BK Ltd IN Its Cap as M Cust of P Lat A EQ FD; Chevron UK Pension Plan; Cibc Emerging Markets Equity Index ETF; Cibc Emerging Markets Index Fund; Cititrust Lim as TR of Black Premier Fds- Ish Wor Equ Ind FD; Cititrust Ltd A T Vang Fds S - Vanguard Moderate Growth Fund; Cititrust Ltd A T Vanguard Fds Series Vanguard Income Fund; City of Los Angeles Fire and Police Pension Plan; City of New York Deferred Compensation Plan; City of New York Group Trust; City of Philadelphia Pub Employees Ret System; Civil Aviation Authority Pension Scheme; Clinton Nuclear Power Plant Qualified Fund; Cmla International Share Fund; College Retirement Equities Fund; Colonial First State Investment Fund 10; Colonial First State Investment Fund 50; Colonial First State Wholesale Indexed Global Shar; Colorado Public Employees Ret. Association; Columbia em Core Ex-china ETF; Commingled Pen TR FD (activebuilders em Mkts Eq) of Jpmcb na; Commingled Pension Trust Fund Emerging Markets Research Enha; Commonwealth Bank Group Super; Commonwealth Emerging Markets Fund 6; Commonwealth Global Share Fund 16; Commonwealth Global Share Fund 22; Commonwealth Global Share Fund 23; Commonwealth Global Share Fund 30; Commonwealth Specialist Fund 4; Commonwealth Superannuation Corporation; Connecticut General Life Insurance Company; Construction Building Unions Super Fund; Consulting Group Capital Mkts Funds Emer Markets Equity Fund; County Employees Annuity and Benefit FD of the Cook County; Custody B. of J. Ltd. Re: Stb D. B. S. M. F.; Custody B. of J. Ltd. Re: Stb D. e. e. F. I. M. F.; Custody Bank of Japan, Ltd. as TR F e Equity D IN PL F (ppf); Custody Bank of Japan, Ltd. as TR F e M e IN P M Fund; Custody Bank of Japan, Ltd. as TR F Hsbc Brazil New MO Fund; Custody Bank of Japan, Ltd. Re: Emerg Equity Passive Mothr F; Custody Bank of Japan, Ltd. Re: Rtb Nikko B. e. A. M. F.; Custody Bank of Japan, Ltd. Stb Brazil Stock M. F.; Danske Invest Sicav; Dela Depositary Asset Management B.V.; Delaware Pooled Trust - Macquarie e. M. P.; Desjardins RI Emerging Markets - Low Co2 Index ETF; Desjardins RI Emerging Markets Multifactor - Low C; Desjardins RI Global Multifactor - Fossil Fuel Res; Deutsche Asset Management S.A. for Arero - Der Wel; Deutsche Asset Wealth Management Investment Gmbh for D Gpf; Deutsche Invest I Brazilian Equities; Deutsche X-trackers Msci All World EX US Hedged Equity ETF; Dimensional Emerging Core Equity Market ETF of Dim; Dimensional Emerging Markets High Profitability ET; Diversified Real Asset Cit; Durham County Council Pension Fund; Dws Advisors Emerging Markets Equities-passive; Dws I. Gmbh for Deam-fonds Kg-pensionen; Dws Invest Latin American Equities; Dws Latin America Equity Fund; Eastspring Investments; Eaton Vance Int (ir) F Plc-eaton V Int (ir) Par em Mkt Fund; Eaton Vance TR CO CO TR FD - PA Str em Mkts EQ Com TR FD; Emer Mkts Core EQ Port Dfa Invest Dimens Grou; Emerging Markets Equity Index Esg Screened Fund B; Emerging Markets Equity Index Master Fund; Emerging Markets Fund; Emerging Markets Great Consumer Fund; Emerging Markets Index Non-lendable Fund; Emerging Markets Index Non-lendable Fund B; Employees Retirement System of Georgia; EQ/Emerging Markets Equity Plus Portfolio; Eurizon Capital Sgr S.P.A; Eurizon Emerging Leaders Esg 50 - Gennaio 2027; Eurizon Emerging Leaders Esg 50 - Luglio 2026; Eurizon Emerging Leaders Esg 50 - Novembre 2026; Eurizon Emerging Leaders Esg 50 - Settembre 2026; European Central Bank; Evtc Cit Fof Ebp-evtc Parametric Sem Core Equity Fund TR; Exelon Generation Comp, LLC Tax Qualified Nuclear Decomm Par; FI CE I PO LLC Fidelity Emerging Markets Equity Central Fund; Fiam Group Trust for Employee Benefit Plans; Fiam Group Trust for Employee Benefit Plans: Fiam; Fiam Select Emerging Markets Equity Fund, LP; Fideicomiso Fae; Fidelity

Concord Street Trust: Fidelity Zero Int. Index Fund; Fidelity Emerging Markets Equity Multi-asset Base Fund; Fidelity Emerging Markets Opportunities Institution; Fidelity Institutional Funds Icvc - Select em MA EQ Fund; Fidelity Invest Trust Latin America Fund; Fidelity Invest Trust: Fidelity Series Emerg Mark Opport Fun; Fidelity Investment Funds Fidelity Index Emerg Markets Fund; Fidelity Investment Trust: Fidelity Global Commodity Stock F; Fidelity Investment Trust: Fidelity Sai Sustainable; Fidelity Investment Trust: Fidelity Series Emergin; Fidelity Investment Trust: Fidelity Sustainable em; Fidelity Investment Trust: Fidelity Total Emerging Markets F; Fidelity Investments Money Management Inc; Fidelity Investment Trust: Fidelity Emerging Markets Discover; Fidelity Rutland Square Trust Ii: Strategic A e M Fund; Fidelity Rutland Square Trust Ii: Strategic Advise; Fidelity Salem Street T: Fidelity e M Index Fund; Fidelity Salem Street T: Fidelity G EX U.S Index Fund; Fidelity Salem Street T: Fidelity Total Inte Index Fund; Fidelity Salem Street Trust: Fidelity Flex International Ind; Fidelity Salem Street Trust: Fidelity Sai Emerging M I Fund; Fidelity Salem Street Trust: Fidelity Series G EX US I FD; Fidelity Salem Street Trust: Fidelity Strat Real Return Fund; Fidelity Select Emerging Markets Equity Institutional Trust; Fidelity Select Global Plus All Cap Equity Institutional Tru; First Trust Bick Index Fund; First Trust Brazil Alphadex Fund; First Trust Latin America Alphadex Fund; First Trust Riverfront Dynamic Emerging Markets ETF; Flexshares Emerging Markets Low Volatility Climate; Flexshares Esg and Climate Emerging Markets Core Index Fund; Flexshares Morningstar Emerging Markets Factor Tilt Index F; Flexshares Morningstar Global Upstream Resources Index Fund; Florida Retirement System Trust Fund; Fondo Pensione Laborfonds; Ford Motor CO Defined Benef Master Trust; Ford Motor Company of Canada, L Pension Trust; Franklin Libertyshares Icav; Franklin Templeton ETF Trust - Franklin Ftse Brazi; Franklin Templeton ETF Trust - Franklin Ftse Latin; Freedom 100 Emerging Markets ETF; Fundpartner Solutions (suisse) SA - Turicum - Aktien - Und I; Future Fund Board of Guardians; Gallery Trust - Mondrian e. M. Value Equity Fund; General Organization for Social Insurance; General Pension and Social Security Authority; Global Emerging Markets Balance Portfolio; Global Macro Capital Opportunities Portfolio; Gmo Climate Change Fund, A Series of Gmo Trust; Gmo Climate Change Investment Fund, A Sub-fund of; Gmo Climate Change Select Investment Fund, A Sub-f; Gmo Climate Change Trust; Gmo Global R Return (ucits) F, A Sub-fund of Gmo Funds Plc; Gmo Implementation Fund, A Series of Gmo Trust; Gmo Resources Fund, A Series of Gmo Trust; Gmo Resources Ucits Fund, A Sub-fund of Gmo Invest; Goldman Sachs ETF Icav Acting Solely ON Behalf of; Goldman Sachs ETF Trust - Goldman S Activebeta e M e ETF; Goldman Sachs ETF Trust - Goldman Sachs Emerging M; Government of Singapore; Guidemark Emerging Markets Fund; H.e.S.T. Australia Limited; Halliburton CO Employee Benefit Master Trust; HC Capital Trust the Emerging Markets Portfolio; Hexavest Emerging Markets Fund; Houston Municipal Employees Pension System; Hsbc Bank Plc as Trustee of State Street Aut Emerg; Ibm 401 (k) Plus Plan; Illinois Municipal Retirement Fund; Imco Emerging Markets Public Equity LP; IN BK for Rec and Dev,as TR FT ST Ret Plan and TR/Rsbp AN TR; International Equity Fund; International Expatriate Benefit Master Trust; International Monetary Fund; International Research Equity Extended Fund Usb, L; Internationale Kapita. Mbh Acting for Acc. Vgv Poolfonds Eme; Invesco Cleantech ETF; Invesco Markets III Plc - Inv Ftse RI Emerging Mark U ETF; Invesco Msci Global Timber ETF; Invesco Purebetasm Ftse Emerging Markets ETF; Invesco Rafi Fundamental Global Index Trust; Invesco Strategic Emerging Markets ETF; Investerings Foreningen Danske Invest; Investeringsforeningen D. I. I. G. AC R. - A. KL; Investeringsforeningen D. I. I. G. e. M. R. - A. KL; Investeringsforeningen Danske Invest Select; Investeringsforeningen Nordea Invest Emerging Mkts e. KL; Investeringsforeningen Sparinvest

Index Emerging Markets; Investors Wholesale Emerging Markets Equities Trust; Ishares (de) I Investmentaktiengesellschaft Mit TG; Ishares Core Msci Emerging Markets ETF; Ishares Core Msci Total International Stock ETF; Ishares Edge Msci Min Vol Emerging Markets ETF; Ishares Emerging Markets Fundamental Index ETF; Ishares Emerging Markets Imi Equity Index Fund; Ishares Global Timber Forestry ETF; Ishares II Public Limited Company; Ishares III Public Limited Company; Ishares IV Public Limited Company; Ishares Msci Acwi ETF; Ishares Msci Acwi EX U.S. ETF; Ishares Msci Brazil ETF; Ishares Msci Bric ETF; Ishares Msci Emerging Markets ETF; Ishares Msci Emerging Markets EX China ETF; Ishares Public Limited Company; Ishares VI Public Limited Company; Itaú Funds - Latin America Equity Fund; Ivesco Ftse Rafi Emerging Markets ETF; J P Morgan Investment Funds; J.P. Morgan Trust Company (jersey) L. as T. of B. I J. Funds; Jeffrey LLC; Jnl Emerging Markets Index Fund; Jnl/Blackrock Global Allocation Fund; Jnl/Jpmorgan Global Allocation Fund; John Hancock Emerging Markets Equity Fund; John Hancock Funds II Emerging Markets Fund; John Hancock Funds II International Strategic Equity Allocat; John Hancock Trust Company Collective Investment T; John Hancock Variable Ins Trust Intern Equity Index Trust; JP Morgan Diversified Fund; Jpmorgan Emerging Markets Equity Core ETF; Jpmorgan Emerging Markets Research Enhanced Equity Fund; Jpmorgan Etfs (ireland) Icav; Jpmorgan Global Allocation Fund; Kaiser Foundation Hospitals; Kaiser Permanente Group Trust; Kapitalforeningen Emd Invest, Emerging Markets Ind; Kapitalforeningen Laegernes Pensionsinvestering, Lpi Aem III; Kapitalforeningen Pensam Invest, Psi 3 Globale Aktier 3; Knights of Columbus International Equity Fund; Kraneshares Msci Emerging Markets EX China Index e; Laerernes Pension Forsikringsaktieselskab; Lazard Global Active Funds, Plc; Lazard Global Investment Funds Public Limited Company; Leblon 70 Brasilprev Fundo de Investimento Multimercado Fife; Leblon Ações I Master FIA; Leblon Ações II Master FIA; Leblon Equities Institucional I Fundo de Investimento de Aco; Leblon Icatu Previdência FIM; Leblon Prev FIM Fife; Legal & General Diversified Fund; Legal & General Future World Esg Emerging Markets; Legal & General Icav; Legal & General International Index Trust; Legal and General Assurance Pensions Mng Ltd; Legal and General Assurance Society Limited; Legal General Ccf; Legal General Collective Investment Trust; Legal General Global Emerging Markets Index Fund; Legal General Global Equity Index Fund; Lgiasuper Trustee; Lgps Central Emerging Markets Equity Active Multi; Los Angeles County Employees Ret Association; Lvip Blackrock Global Allocation Fund; Lvip Ssga Emerging Markets Equity Index Fund; Mackenzie Maximum Diversification Emerging Markets Index ETF; Macquarie Multi-factor Fund; Macquarie True Index Emerging Markets Fund; Managed Pension Funds Limited; Manaslu LLC; Manulife Emerging Markets Fund; Manulife Investment Manag Emerging Markets Equity Pooled Fun; Manulife Investment Management II Icav; Manulife Sobeys Mfs Emerging Markets Fund UT; Maryland State Retirement and Pension System; Massmutual Select T. Rowe Price International Equi; Master Trust for Certain Tax-qualified Bechtel Retirement PL; Memorial Sloan Kettering Cancer Center; Mercer Private Wealth International Focused Equity Pool; Mercer Qif Fund Plc; Mercer Ucits Common Contractual Fund; Mfs Development Funds, LLC; Mfs Emerging Markets Equity Fund; Mfs Emerging Markets Equity Fund (can); Mfs Emerging Markets Equity Trust; Mfs Heritage Trust Company Collective Investment Trust; Mfs International New Discovery Fund; Mfs Meridian Funds - Emerging Markets Equity Fund; Mfs Variable Insurance Trust II -mfs e M Equity Portfolio; Ministry of Economy and Finance; Mirae Asset Gem Great Consumer Equity Fund; Mirae Asset Global Discovery Fund; Mlc Masterkey Unit Trust Mlc PL Global Fund; Mobius Life Limited; Momentum Global Funds; Mondrian All Countries World EX US EQ Fund LP; Mondrian Emerging Markets Equity Esg Fund, L.P.; Mondrian Emerging

Markets Equity Fund; Mondrian Emerging Markets Equity Fund (irl); Mondrian Emerging Markets Equity Fund, LP; Mondrian Emerging Markets Equity Parallel Fund, L.P.; Mondrian Master Collective Investment Trust; Morgan Stanley Invest. Funds G. Balanced Sustainable Fund; Morgan Stanley Investment Funds Global Balanced Defensive FU; Morgan Stanley Investment Funds Global Balanced Fund; Morgan Stanley Investment Funds Global Balanced Income Fund; Morningstar International Shares SC Fund; Msci Acwi Ex-u.S. Imi Index Fund B2; Msci Equity Index Fund B - Brazil; Multi Solutions - Pictet Multi Asset Opportunities; Multipartner Sicav; Municipal e Annuity A B Fund of Chicago; Nat West BK Plc as TR of ST James PL ST Managed Unit Trust; National Council for Social Security Fund; National Employment Savings Trust; New Ireland Assurance Company Public Limited Company; New South Walles TR Corp as TR for the TC Emer Mkt Shar Fund; New York Life Insurance and Annuity Corporation; New York State Common Retirement Fund; New York State Teachers Retirement System; New Zealand Superannuation Fund; NN (l); NN Paraplufonds 1 N.V; Nomura Funds Ireland Plc - American Century Emergi; Nomura Funds Ireland Plc - American Century Emergi; Nordea 1, Sicav- Nordea 1- Latin American Equity Fund; Nordea 2 Sicav; Norges Bank; Northern Emerging Markets Equity Index Fund; Northern Multi - Manager Emerging Markets Equity Fund; Northern Trust Collective All Country World I (acwi) E-u F-l; Northern Trust Collective Emerging Markets EX Chin; Northern Trust Collective Emerging Markets Index Fund-lend; Northern Trust Investment Funds Plc; Northern Trust Ucits Fgr Fund; Ntgi QM Common Daily All Count World Exus Equ Index FD Lend; Ntgi Quantitative Management Collec Funds Trust; Ntgi-qm Common Dac World Ex-us Investable Mif - Lending; Ntgi-qm Common Daily Emerging Markets Equity I F- Non L; Ohio Police and Fire Pension Fund; Oklahoma Public Employees Retirement System; Old Westbury Large Cap Strategies Fund; Onepath Global Emerging Markets Shares(unhedged) Index Pool; Oregon Public Employees Retirement System; Pace Int Emerg Mark Equity Investments; Pacific Select Fund - PD Emerging Markets Portfolio; Panagora Group Trust; Panagora Risk Parity Multi Asset Master Fund, Ltd; Parametric Emerging Markets Fund; Parametric Tax-managed Emerging Markets Fund; Parametric Tmemc Fund, LP; People S Bank of China; Pepsico Inc. Master Retirement Trust; Perpetual T S L as R e F P G D Asset Allocation Fund; Pgim Funds Public Limited Company; Philadelphia Gas Works Pension Plan; Pictet - Emerging Markets Index; Pictet - Global Megatrend Selection; Pictet - Multi Asset Global Opportunities; Pictet - Timber; Pictet CH Institucional-emerging Markets Tracker; Pictet Global Selection Fund - G G M Fund; Pimco Equity Series: Pimco Rafi Dynamic Multi-factor Emergin; Pinebridge Dynamic Asset Allocation Fund; Pioneer Emerging Markets Equity Fund; Platinum Capital Limited; Platinum Global Fund; Platinum Global Opportunities Master Fund Ltd; Platinum International Fund; Platinum Unhedged Fund; Platinum World Portfolios Public Limited Company; Pool Reinsurance Company Limited; Poplar Tree Fund of American Investment Trust; Prime Super; Principal Funds, Inc - Diversified Real Asset Fund; Prudential Assurance Company Singapore (pte) Ltd; Prudential Investment Portfolios 2 - Pgim Qma e. M. e. Fund; Prudential Retirem Insurance and Annuity Comp; Prudential Trust Company; Prudential World Fund Inc. - Pgim Qma I. e. Fund; Public Employees Retirement Association of New Mex; Public Employees Retirement System of Ohio; Public Sector Pension Investment Board; Qic International Equities Fund; Qic Listed Equities Fund; QS Investors Dbi Global Emerging Markets Equity Fund LP; Railways Pension Trustee Company Limited; Rbc Quant Emerging Markets Dividend Leaders ETF; Rbc Quant Emerging Markets Equity Leaders ETF; Regime de Retraite D Hydro-quebec; Robeco Capital Growth Funds; Russell Institutional Funds Public Limited Company; Russell Investment Company Emerging Markets Fund; Russell Investment Company Public Limited Company; Russell

Investment Company Tax-managed Real Assets; Russell Investment Management Ltd as Trustee of the Russell; Russell Investment Management Ltd.as T of the R M-a F e Fund; Russell Investments Sustainable Global Shares EX F; Russell TR Company Commingled e. B. F. T. R. L. D. I. S.; Rutgers, the State University; Safra Direct Suzano Master FIA; Safra Exportacao Fundo de Investimento em Ações; Sas Trustee Corporation Pooled Fund; Sbc Master Pension Trust; Schlumberger Group Trust Agreement; Schlumberger International Staff Retirement Fund, Fcp - Sif; Schroder International Selection Fund; Schwab Emerging Markets Equity ETF; Schwab Fundamental Emerg0ing Markets Large Company Index ETF; Schwab Fundamental Emerging Markets Large Company Index Fund; Scottish Widows Investment Solutions Funds Icvc- Fundamental; Scottish Widows Managed Investment Funds Icvc -int; Scri Robeco QI Inst Emerg Mkts Enhanced Ind Equities Fund; Scri-robeco QI Cust Emerg Markets Enhanced Index Equit Fund; Sei Institutional Investments Trust- Emerging Markets e Fund; Shell Foundation; Skagen Kon-tiki Verdipapirfond; Southern Company System Master Retirement; Spartan Group Trust for Employee Benefit Plans: SP; Spartan Group Trust for Emplyee Benefit Plans: Spartan Emerg; Spdr Bloomberg Sasb Emerging Markets Esg Select ET; Spdr Msci Acwi Ex-us ETF; Spdr Msci Emerging Markets Fossil Fuel Free ETF; Spdr Msci Emerging Markets Strategicfactors ETF; Spdr SP Emerging Markets ETF; Spp Aktieindexfond Global; Spp Emerging Markets Plus; Spp Emerging Markets Sri; Ssga Msci Acwi Ex-usa Index Non-lending Daily Trust; Ssga Msci Brazil Index Non-lending QP Common Trust Fund; Ssga Spdr Etfs Europe I Plc; Ssga Spdr Etfs Europe II Public Limited Company; ST Str Msci Acwi EX Usa Imi Screened Non-lending Comm TR FD; State of Kuwait Inv Autority, K I Office; State of Minnesota State Employees Ret Plan; State of New Jersey Common Pension Fund D; State of Wyoming; State ST GL Adv Trust Company Inv FF Tax EX Ret Plans; State Street Emerging Markets Equity Index Fund; State Street Global Advisors Lux Sicav - S S G e M I e Fund; State Street Global All Cap Equity Ex-us Index Portfolio; State Street Icav; State Street Ireland Unit Trust; State Street Variable Insurance Series Funds, Inc; Stichiting Blue Sky Act EQ em MK GL Fund; Stichting Depositary Apg Emerging Markets Equity Pool; Stichting Juridisch Eigenaar Achmea Investment Man; Stichting Pensioenfonds Ing; Stichting Pensioenfonds Pgb; Stichting Philips Pensioenfonds; Stk Long Biased Master FIM; Stk Long Biased Master Fundo de Investimento em Ações; Stk Long Only FIA; Storebrand Sicav; Sunamerica Series Trust SA Emerging Markets Equity; Sunsuper Superannuation Fund; Superannuation Funds Management Corporation of S Australia; Synergie; T Rowe Price Funds Sicav; T Rowe Price Int Fnds T.Rowe Price L Amer Fun; T. Rowe Price International Growth Equity Trust; T.Rowe P.International Stock Fund; T.Rowe Price Global Allocation Fund, Inc.; T.Rowe Price Int.Serie,inc Trp IN.Stock Portf; T.Rowe Price Retirement Hybrid Trust; Teacher Retirement System of Texas; Teachers Retirement System of Georgia; Teachers Retirement System of Oklahoma; the Bank of N. Y. M. (int) Ltd as T. of B. D. D. G. Fund; the Bank of N. Y. M. (int) Ltd as T. of I. e. M. e. I. F. UK; the Bank of N. Y. M. (inter) L. as T. of B. B. M. Fund; the Bank of N. Y. M. (inter) L. as T. of B. D. A. Fund; the Bank of N. Y. M. (inter) Ltd as T. of B. B. G. P. F.; the Bank of New York Mellon (international) Limite; the Bank of New York Mellon Emp Ben Collective Invest FD Pla; the Barings e. M. U. Fund, Sub-fund, the Barings L. A. Fund; the Board of the Pension Protection Fund; the Chase Man BK as TR of Delta Master FD; the Emerging M.S. of the Dfa I.T.CO.; the Master T B J, Ltd as T of Daiwa Brazil Stock Open-rio WI; the Master T BK of Jpn, Ltd as T of Nikko BR EQ Mother Fund; the Master TR Bank of Japan as TR for Hsbc Brazil Mother FD; the Master Trt BK Jpn Trustee of Jpm Brics5 Mother Fund; the Master Trust Bank of Japan, Ltd. as T of Mutb400021492; the Master Trust Bank of Japan, Ltd. as T of Mutb400021536; the Master Trust Bank of Japan, Ltd. as Trustee for Mtbj4000; the

Monetary Authority of Singapore; the Nomura T and B CO Ltd RE I e S Index Msci e no Hed M Fun; the North Carolina Supplemental Retirement Plans G; the Prudential Investment Portfolios, Inc. - Pgim; the Public Instituition for Social Security; the Regents of the University of California; the Seventh Swedish National Pension Fund - Ap7 Equity Fund; the Sultanate of Oman Ministry of Defence Pension Fund; the Texas Education Agency; the United Nations Joints Staff Pension Fund; the Young Men S Christian Ass Ret Fund; Threadneedle Investment Funds Icvc - Latin America; Three Mile Island Unit One Qualified Fund; Tiaa-cref Funds - Tiaa-cref Emerging Markets Equity I F; Tobam Emerging Markets Fund; Total International EX U.S. I Master Port of Master Inv Port; Treasurer of the ST.of N.Car.Eqt.I.FD.P.TR.; Trinity College Cambridge; Trph Corporation; U.S Steel Retirement Plan Trust; Uaw Retiree Medical Benefits Trust; Ui-e - J P Morgan S/A DTVM; Uni-global Equities Emerging Markets; United Church Funds, Inc; Utah State Retirement Systems; Valic Company II - International Opportunities Fund; Vanderbilt University; Vaneck Vectors Natural Resources ETF; Vanguard Emerging Markets Shares Index Fund; Vanguard Emerging Markets Stock Index Fund; Vanguard Esg International; Vanguard F. T. C. Inst. Total Intl Stock M. Index Trust II; Vanguard Fiduciary Trt Company Instit T Intl Stk Mkt Index T; Vanguard Funds Plc / Vanguard Esg Global All Cap U; Vanguard Funds Public Limited Company; Vanguard Inv Funds Icvc-vanguard Ftse Global All Cap Index F; Vanguard Investment Series Plc; Vanguard Investment Series Plc / Vanguard Esg Emer; Vanguard Total International Stock Index Fd, A SE Van S F; Vanguard Total World Stock Index Fund, A Series of; Variable Insurance Products Fund Ii: International; Verdipapirfondet Klp Aksje Fremvoksende Markeder Indeks I; Verdipapirfondet Storebrand Indeks Alle Markeder; Verdipapirfondet Storebrand Indeks Nye Markeder; Versus Capital Real Assets Fund LLC; Virginia Retirement System; Voya Emerging Markets Index Portfolio; Washington State Investment Board; Wellington Trust Company, National Association Mul; Wells Fargo Factor Enhanced Emerging Markets Portfolio; West Virginia Investment Management Board; West Yorkshire Pension Fund; Wgi Emerging Markets Fund, LLC; Wisdomtree Emerging Markets Efficient Core Fund; Wisdomtree Emerging Markets Esg Fund; Wisdomtree Emerging Markets Ex-state-owned Enterprises Fund; Wisdomtree Emerging Markets Multifactor Fund; WM Pool - Equities Trust no 74; WM Pool - Equities Trust no. 75; Xtrackers; Xtrackers (ie) Public Limited Company; and Xtrackers Msci Acwi EX Usa Esg Leaders Equity ETF

Sent directly to the Company:

Brasil Capital Família Previdência FIA; Brasil Capital Previdenciário Itaú Master FIA; Clube de Investimento Penedo; FIA Vokin Aconcágua Master Long Only; FIA Vokin K2 Long Biased; Fundo de Investimento em Ações Fdi2; Gerdau Prev 5 Fundo de Investimento em Ações; Investfort Penedo FIA IE; Mosqueteiros Fundo de Investimento em Ações; Platina 55 FIM; Royal Fundo de Investimento em Ações; and Vokin Pão de Açúcar Fundo de Investimento Multimercado Investimento no Exterior.